LATAM AIRLINES GROUP S.A.

Presidente Riesco 5711, 20th Floor

Las Condes

Santiago, Chile

VIA EDGAR AND FACSIMILE

July 25, 2016

Susan Block, Esq.

John Stickel, Esq.
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	LATAM Airlines Group S.A. Registration Statement on Form F-4, as amended

File No. 333-211652

Dear Ms. Block and Mr. Stickel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, LATAM Airlines Group S.A. (“LATAM”) hereby requests that the effectiveness of the above-references Registration Statement on Form F-4, as amended, File No. 333-211652, be accelerated so that it will be declared effective at 10:00a.m Eastern Standard Time on July 26, 2016, or as soon as possible thereafter (the “Effective Time”).

LATAM hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, as they related to the above-referenced Registration Statement. In addition, LATAM hereby acknowledges that:

(1)	Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
(2)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve LATAM from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
(3)	LATAM may not assert staff comments and the declaration of effectiveness as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature follows]

Very truly yours,

/s/ Claudia Alejandra Pavez Gonzalez
Claudia Alejandra Pavez Gonzalez,
Associate General Counsel – Corporate and Contracts